AP 3/16

AB 3/11

12014179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

SEC FILE NUMBER
8- 51758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MidAmerica Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2230 East 32nd Street, Suite B
(No. and Street)

Joplin (City) MO (State) 64804 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briscoe, Burke & Grigsby LLP
(Name – *if individual, state last, first, middle name*)

4120 East 51st Street, Suite 100 (Address) Tulsa (City) OK (State) 74135 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/12

OATH OR AFFIRMATION

I, Shaun Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MidAmerica Financial Services, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MATT KELLER
MY COMMISSION EXPIRES 05/12/2012
NOTARY PUBLIC NOTARY SEAL
COMMISSION #08553832
JASPER COUNTY
STATE OF MISSOURI

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

MIDAMERICA FINANCIAL SERVICES, INC.

December 31, 2011

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS
Tulsa, Oklahoma

MIDAMERICA FINANCIAL SERVICES, INC.

INDEPENDENT AUDITOR'S REPORT

and

FINANCIAL STATEMENTS

and

SUPPLEMENTAL INFORMATION

December 31, 2011

Briscoe, Burke & Grigsby LLP

MIDAMERICA FINANCIAL SERVICES, INC.

Joplin Missouri

December 31, 2011

TABLE OF CONTENTS

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
MidAmerica Financial Services, Inc.
Joplin, Missouri

We have audited the accompanying balance sheet of MidAmerica Financial Services, Inc. (the Company), as of December 31, 2011, and the related statements of income, changes in stockholders' equity, cash flows and statement of changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MidAmerica Financial Services, Inc. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Briscoe, Burke & Grigsby LLP
Certified Public Accountants

February 25, 2012
Tulsa, Oklahoma

Members American Institute of Certified Public Accountants
4120 East 51st Street Suite 100 Tulsa, Oklahoma 74135-3633 (918) 749-8337

MIDAMERICA FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2011

ASSETS

Current Assets:		
Cash	$	129,190
Accounts receivable - registered representatives less allowance for doubtful accounts: $18,867		78,923
Accounts receivable - commissions		98,975
Accounts receivable - related		47,771
Prepaid expenses		817
Total current assets		**355,676**
Other Assets:		
Brokerage accounts (restricted) - Note 4		25,000
Deposits		2,730
Deferred income taxes		2,830
Total other assets		**30,560**
Property and equipment, at cost: (Note 2)		
Furniture, fixtures and equipment		63,320
Less accumulated depreciation		(3,221)
		60,099
TOTAL ASSETS	**$**	**446,335**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	167,883
Accrued expenses		35,092
Deferred income taxes		9,015
Income tax payable		8,335
Total liabilities		**220,325**
STOCKHOLDERS' EQUITY		
Common stock, no par value; authorized 100,000 shares; issued and outstanding 100 shares		100
Retained earnings		225,910
Total stockholders' equity		**226,010**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**446,335**

See accompanying notes to financial statements.

MIDAMERICA FINANCIAL SERVICES, INC.

Statement of Income

For the year ended December 31, 2011

Sales		
Commissions received	$	4,363,975
Registered representative income		276,798
Investment advisory supervisory income		55,503
Total sales		**4,696,276**
Cost of Sales		
Commissions paid to other brokers		3,698,944
Clearing costs		55,651
Registered representative expense		235,302
Total cost of sales		**3,989,897**
Gross Profit		**706,379**
Operating expenses		
Selling expense		72,284
General and administrative expense		254,045
Depreciation		4,158
Licenses and permits		12,633
Payroll		321,369
Bad debt expense		19,796
Total operating expense		**684,285**
Operating income		**22,094**
Other income (expense)		
Interest income		8,473
Gain on disposition of assets		75,192
Other miscellaneous (expense)		(3,601)
Total other income		**80,064**
Income before income taxes		**102,158**
Provision for income taxes		14,885
Net Income	**$**	**87,273**

See accompanying notes to financial statements.

MIDAMERICA FINANCIAL SERVICES, INC.

Statement of Stockholders' Equity

For the year ended December 31, 2011

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2010	**$ 100**	**$ 138,637**	**$ 138,737**
Net income	-	87,273	87,273
Dividends	-	-	-
Balance, December 31, 2011	**$ 100**	**$ 225,910**	**$ 226,010**

See accompanying notes to financial statements.

MIDAMERICA FINANCIAL SERVICES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2011

Cash Flows from Operating Activities		
Net income	$	87,273
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		5,632
Gain on disposition of fixed assets		(75,192)
Depreciation		4,158
Changes in assets and liabilities:		
Accounts receivable - registered representatives		(42,739)
Accounts receivable - commissions		32,640
Accounts receivable - related		(1,616)
Deposits		(1,480)
Accounts payable		(93,658)
Accrued expenses		9,875
Income taxes payable		2,956
Net cash used by operating activities		**(72,151)**
Cash Flows from Investing Activities		
Insurance proceed from disposition of assets		97,943
Purchase of property and equipment		(63,320)
Net cash provided by investing activities		**34,623**
Net decrease in cash		**(37,528)**
Cash, beginning of year		166,718
Cash, end of year	**$**	**129,190**

See accompanying notes to financial statements.

MIDAMERICA FINANCIAL SERVICES, INC.

Statement of Changes in Liabilities Subordinated to
Claims of General Creditors

For the Year Ended December 31, 2011

The Company had no liabilities subordinated to claims of general creditor during the year ended December 31, 2011.

See accompanying notes to financial statements.

MIDAMERICA FINANCIAL SERVICES, INC.

Notes to Financial Statements

December 31, 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of MidAmerica Financial Services, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Operations - The Company provides services as a registered broker and dealer. Revenues and expenses consist primarily of commissions received and paid, fees received from and paid on behalf of registered representatives, and travel to recruit and oversee registered representatives.

Security Trading - On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting - The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable – Registered Representatives - Accounts receivable from registered representatives include administrative and supervisory fees charged to the representatives for licensing, continuing education and supervision. The Company provides an allowance for doubtful accounts, which is based upon review of outstanding receivables, historical collections information and existing economic conditions. Bad debt expense for the year ended December 31, 2011 was $19,796.

Commissions Receivable and Payable - Commissions receivable and payable are booked at the time of sale.

Property and Equipment – Property and equipment are carried at cost, less accumulated depreciation. Depreciation is computed primarily by use of the straight-line method.

When assets are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in current operations.

Maintenance and repairs are charged to operations when incurred. Costs of betterments and renewals are capitalized and depreciated over their estimated useful lives.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Personnel Policies - The Company pays its registered representatives on a commission basis and considers registered representatives to be self-employed. No taxes are withheld on commissions paid.

Sales – Other Income - Other income reported in sales consists of commissions received on mutual fund (12b) transactions.

Capital Gains (Losses) - The Company does not trade on its own behalf.

Advertising - The Company's policy is to expense advertising costs as the costs are incurred.

Significant Group Concentrations of Credit Risk – The Company maintains deposits in a financial institution that at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company believes that there is no significant risk with respect to these deposits.

2. PROPERTY AND EQUIPMENT

	Estimated Useful Life	Cost	Accumulated Depreciation	Net Book Value
Equipment	10 years	$ 50,826	$ 2,613	$ 48,213
Furniture and fixtures	10 years	11,494	575	10,919
Leasehold improvements	10 years	1,000	33	967
		$ 63,320	**$ 3,221**	**$ 60,099**

Depreciation charged to operations of property and equipment for 2011 was $4,158.

3. RELATED PARTY TRANSACTIONS

Stinnett & Young, LLC leases the building that houses the Company's office. Stinnett & Young, LLC shareholders are the current president and vice president of the Company. Total payments to Stinnett & Young, LLC during 2011 and 2010 were $37,400 and $24,800, respectively, for 12 months of rent.

4. RESTRICTIONS ON CASH

The Company is required by its clearing firm to maintain $25,000 in a house account with them. The balance in this account at December 31, 2011 and 2010 was $25,000 and $25,000, respectively, all of which has been reported as restricted cash under other assets.

5. LEASES

The Company leases its offices for $4,500 per month. The lease is month-to-month and there is no contract.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rules of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $42,673 which was $37,673 in excess of its required net capital of $5,000. Additionally, the Company's ratio of aggregate indebtedness to net capital was 4.95 to 1.

8. CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2011 and 2010, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

MIDAMERICA FINANCIAL SERVICES, INC.

Notes to Financial Statements

December 31, 2011

9. RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on the Company's computation of net capital under Rule 15c3-1, as of December 31, 2011 and 2010, there were no material differences with the Company's unaudited reports. See page 13 of this report for a comparison of the Computation of Net Capital per the audited financial statements and the unaudited financial statements.

10. ACCOUNTING FOR UNCERTAIN TAX POSITIONS

Generally accepted accounting principles require the adoption of the accounting standard regarding "Accounting for Uncertain Tax Positions". This standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flow. The tax years prior to 2007 generally are not subject to examination by the U.S. Federal and most state tax authorities.

11. INCOME TAXES

The provision for income taxes at December 31, 2011 consists of:

Current income taxes	$	8,335
Deferred income tax expense		6,550
	$	**14,885**

A reconciliation of income tax expense at the statutory rate to income tax expense at the Company's effective rate is shown below:

Federal computed at the staturory rate	$	5,907
State income taxes - net of federal tax benefit		2,428
Rate differentials and other		6,550
	$	**14,885**

12. SUBSEQUENT EVENTS

In preparing these financial statements management has evaluated and disclosed all material subsequent events through February 25, 2012, which is the date these statements were available to be issued.

Supplemental Information

MIDAMERICA FINANCIAL SERVICES, INC.

Computation of Net Capital Pursuant to Rule 15c3-1(1)

December 31, 2011

Net Capital	
Ownership equity	$ 226,010
Less non-allowable assets:	
Deposits	2,730
Receivables from non-customers, net of allowance	126,693
Net fixed assets	60,099
Deferred tax (liability) asset	(6,185)
	183,337
Total allowable capital	**42,673**
Less haircuts on investments	-
Total net capital	**42,673**
Minimum capital requirement	5,000
Excess Over (Under) Minimum Net Capital Requirement	**$ 37,673**
Total Aggregate Indebtedness	**$ 211,310**
Ratio of Aggregate Indebtedness to Net Capital	**4.95 to 1**

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing.

See independent auditor's report.

MIDAMERICA FINANCIAL SERVICES, INC.

Reconciliation Pursuant to Rule 17a-5(d)(4)

December 31, 2011

	Per Audited Report	Per Unaudited Report
Net Capital		
Ownership equity	$ 226,010	$ 213,383
Less non-allowable assets:		
Deposits	2,730	2,730
Receivables from non-customers	126,693	126,693
Net fixed assets	60,099	56,264
Deferred tax (liability) asset	(6,185)	365
Total allowable capital	**42,673**	**27,331**
Less haircuts on investments	-	-
Total net capital	**42,673**	**27,331**
Minimum capital requirement	5,000	5,000
Excess Over Minimum Net Capital Requirement	**$ 37,673**	**$ 22,331**
Total Aggregate Indebtedness	**$ 211,310**	**$ 152,046**
Ratio of Aggregate Indebtness to Net Capital	**4.95 to 1**	**5.6 to 1**

Upon performing our audit of the financial statements, we discovered several accounts that needed adjustments. The above comparison details the effects of those adjustments.

See independent auditor's report.

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report and Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
MidAmerica Financial Services, Inc.
Joplin, Missouri

In planning and performing our audit of the financial statements of MidAmerica Financial Services, Inc. (the Company) as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Members American Institute of Certified Public Accountants
4120 East 51st Street Suite 100 Tulsa, Oklahoma 74135-3633 (918) 749-8337

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Briscoe, Burke & Grigsby LLP

Certified Public Accountants

February 25, 2012
Tulsa, Oklahoma

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
MidAmerica Financial Services, Inc.
Joplin, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by MidAmerica Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating MidAmerica Financial Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). MidAmerica Financial Services, Inc.'s management is responsible for the MidAmerica Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, in the form of check stubs, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Briscoe, Burke & Grigsby LLP

Certified Public Accountants

February 25, 2012
Tulsa, Oklahoma

Members American Institute of Certified Public Accountants
4120 East 51st Street Suite 100 Tulsa, Oklahoma 74135-3633 (918) 749-8337